UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                      For the quarter ended March 31, 2005




                              KEYSPAN CORPORATION
                              -------------------
                      (Name of registered holding company)



              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                 ----------------------------------------------
                    (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Associate General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART

Islander East Pipeline Company, LLC:
------------------------------------

                                     Energy or Gas                                                               Percentage of
   Name of Reporting                   Related                Date of                State of                  Voting Securities
       Company                         Company              Organization            Organization                     Held
       -------                         -------              ------------            ------------                     ----
KeySpan Corporation (1)

KeySpan Energy Corporation (2)

KEDC Holdings
Corp. (3)

Seneca Upshur
Petroleum Inc. (4)

KeySpan Islander
East Pipeline, LLC (5)

Islander East Pipeline
Company, LLC (6)                        Gas                  November 15, 2000        Delaware                        50%

Nature of Business:
-------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KEDC Holdings Corp.

(3)  KEDC  Holdings  Corp.   (formerly  known  as  KeySpan  Energy   Development
     Corporation) holds directly all of the outstanding securities in Seneca Upshur Petroleum Inc.

(4) Seneca Upshur Petroleum Inc. directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC.

(5) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.

(6) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.

Millennium Pipeline Company, L.P.:
----------------------------------

                                    Energy or Gas                                                        Percentage of
 Name of Reporting                     Related                Date of                State of          Voting Securities
     Company                           Company              Organization            Organization              Held
     -------                           -------              ------------            ------------              ----
KeySpan Corporation (1)

KeySpan Energy
Corporation (2)

KEDC Holdings
Corp. (3)

Seneca Upshur
Petroleum Inc. (4)

KeySpan Millennium, LLC (5)

Millennium Pipeline
Company, L.P. (6)                         Gas                May 22, 1998            Delaware                21%

Nature of Business:

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KEDC Holdings Corp.

(3)  KEDC  Holdings  Corp.   (formerly  known  as  KeySpan  Energy   Development
     Corporation) holds directly all of the outstanding securities in Seneca Upshur Petroleum Inc.

(4) Seneca Upshur Petroleum Inc. holds directly all of the outstanding securities in KeySpan Millennium, LLC.

(5) KeySpan Millennium, LLC holds directly 21% of the outstanding securities in Millennium Pipeline Company L.P.

(6) Millennium Pipeline Company L.P. is developing an interstate natural gas pipeline that it will own and operate to transport natural gas to growing markets in New York other parts of the Northeast.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                    Company                            Amount
Contributing               Receiving                          of Capital
Capital                    Capital                            Contribution
-------                    -------                            ------------
                                                              (in thousands of dollars)
KeySpan Islander East      Islander East
Pipeline, LLC              Pipeline Company, LLC              $ 1,014 (for the quarter)

KeySpan                    Millennium
Millennium, LLC            Pipeline Company, L.P.             $ 1,861 (for the quarter)


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting         Associate
Company           Company           Types of         Direct            Indirect         Cost              Total
Rendering         Receiving         Services         Costs             Costs            of                Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.


Part II - Transactions performed by associate companies on behalf of reporting companies

Associate         Reporting
Company           Company           Types of         Direct            Indirect         Cost              Total
Rendering         Receiving         Services         Costs             Costs            of                Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (1)


Investments in energy-related companies (in thousands of dollars):

Total consolidated capitalization as of March 31, 2005                                  $7,981,500        Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                                            $1,197,225        Line 2

Greater of $50 million or Line 2                                                        $1,197,225        Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
         Energy-related business category 1                   $     N/A
         Energy-related business category 2                   $     N/A
         Energy-related business category 3                   $     N/A
         Energy-related business category 4                   $     N/A
                  Total current aggregate investment                                    $ N/A             Line 4
                                                                                        -------

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
 of the registered holding company system
 (Line 3 less Line 4)                                                                   $ N/A             Line 5

Investments in gas-related companies (in thousands of dollars):

Total current aggregate investment:
(categorized by major line of gas-related business)
     Islander East Pipeline Company, LLC                      $   21,437
     Millennium Pipeline Company, L.P.                        $    7,957

Total current aggregate investment                                                  $  29,394
                                                                                    ----------

(1) Form reflects investment only in gas-related companies. There are no reportable Rule 58 energy-related company investments.


ITEM 5 - OTHER INVESTMENTS

Major Line                 Other                     Other
of Energy-Related          Investment in Last        Investment in this         Reason for Difference in
Business                   U-9C-3 Report             U-9C-3 Report              Other Investment
--------                   -------------             -------------              ----------------

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     1.   KeySpan  Islander  East Balance  Sheet for the quarter ended March 31,
          2005

     2. KeySpan Islander East Income Statement for the period and quarter ended March 31, 2005

     3.   KeySpan Millennium,  LLC Balance Sheet for the quarter ended March 31,
          2005

     4. KeySpan Millennium, LLC Income Statement for the period and quarter ended March 31, 2005

B. Exhibits

     1.   None

     2. Certificates of filing with the New York Public Service Commission; the Massachusetts Department of Telecommunications and Energy; and the New Hampshire Public Utilities Commission.

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                       KEYSPAN CORPORATION

                                  By:  /s/ John J. Bishar, Jr.
                                       -----------------------
                                       John J. Bishar, Jr.
                                       Executive Vice President, General Counsel
                                       and Chief Governance Officer

                                     KeySpan
                           CONSOLIDATED BALANCE SHEET
                            (In Thousands of Dollars)

                                                       KeySpan
                                               ----------------------
                                                 Islander East LLC
                                               ----------------------
                                                   March 31,2005
                                               -------------------------
ASSETS
Current Assets
  Cash and temporary cash investments                  $           -
  Accounts receivable                                              -
  Unbilled Revenue                                                 -
  Allowance for uncollectible accounts                             -
  Gas in Storage, at average cost                                  -
  Material and supplies, at average cost                           -
  Other                                                            -
                                               ----------------------
                                                                   -
                                               ----------------------
Investments & Other                                           21,437

Property
  Gas                                                              -
  Electric                                                         -
  Other                                                            -
  Accumulated depreciation                                         -
  Gas exploration and production, at cost                          -
  Accumulated depletion                                            -
                                               ----------------------
                                                                   -
                                               ----------------------
Deferred Charges
  Regulatory assets                                                -
  Goodwill, net of amortizations                                   -
  Other                                                          985
                                               ----------------------
                                                                 985
                                               ----------------------

                                               ----------------------
Total Assets                                           $      22,422
                                               ======================

LIABILITIES AND CAPITALIZATION
Current Liabilities
  Current Redemption of Long-term debt                 $           -
  Current Redemption requirement of Preferred Stock                -
  Accounts payable and accrued expenses                            -
  Commercial paper                                                 -
  Dividends payable                                                -
  Taxes accrued                                                  247
  Customer deposits                                                -
  Interest accrued                                                 -
                                               ----------------------
                                                                 247
                                               ----------------------
Deferred Credits and Other Liabilities
  Regulatory liabilities
       Miscellaneous liabilities                                   -
       Removal costs recovered                                     -
  Deferred income tax                                            738
  Postretirement benefits and other reserves                       -
  Other                                                            -
                                               ----------------------
                                                                 738
                                               ----------------------
Capitalization
  Common stock                                                17,910
  Retained earnings                                            3,527
  Other comprehensive income                                       -
  Treasury stock purchased                                         -
                                               ----------------------
       Total common equity                                    21,437
  Preferred stock                                                  -
  Long-term debt                                                   -
                                               ----------------------
Total Capitalization                                          21,437
                                               ----------------------
Minority Interest in Subsidiary Company                            -
                                               ----------------------
Total Liabilities and Capitalization                   $      22,422
                                               ======================

                          KeySpan
------------------------------------------------------------
                     Islander East LLC
------------------------------------------------------------
                    STATEMENT OF INCOME
                                                           Quarter ended
                                                          -------------------
(In Thousands of Dollars, Except Per Share Amounts)         March 2005
-----------------------------------------------------------------------------
Revenues
                                                          -------------------
Total Revenues                                                     $      -
                                                          -------------------
Operating Expenses
     Purchased gas for resale                                             -
     Fuel and purchased power                                             -
     Operations and maintenance                                           -
     Depreciation, depletion and amortization                             -
     Operating taxes                                                      -
     Impairment charges                                                   -
                                                          -------------------
Total Operating Expenses                                                  -
                                                          -------------------
Income from equity investments                                          450
                                                          -------------------
Operating Income                                                        450
                                                          -------------------
Other Income and (Deductions)
     Minority interest                                                    -
     Other                                                                -
                                                          -------------------
Total Other Income and (Deductions)                                       -
                                                          -------------------
Income Taxes
     Current                                                              -
     Deferred                                                             -
                                                          -------------------
Total Income Taxes                                                        -
                                                          -------------------

Net Income                                                         $    450
                                                          ===================

                                     KeySpan
                           CONSOLIDATED BALANCE SHEET
                            (In Thousands of Dollars)
                                     KeySpan

                                         --------------------------------
                                             Millenium Pipeline LLC
                                         --------------------------------
                                                  March 31,2005
                                         --------------------------------
ASSETS
Current Assets
  Cash and temporary cash investments                                  -
  Accounts receivable                                                  -
  Unbilled Revenue                                                     -
  Allowance for uncollectible accounts                                 -
  Gas in Storage, at average cost                                      -
  Material and supplies, at average cost                               -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Investments & Other                                                7,957

Property
  Gas                                                                  -
  Electric                                                             -
  Other                                                                -
  Accumulated depreciation                                             -
  Gas exploration and production, at cost                              -
  Accumulated depletion                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Deferred Charges
  Regulatory assets                                                    -
  Goodwill, net of amortizations                                       -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------

                                         --------------------------------
Total Assets                                                       7,957
                                         ================================

LIABILITIES AND CAPITALIZATION
Current Liabilities
  Current Redemption of Long-term debt                                 -
  Current Redemption requirement of Preferred Stock                    -
  Accounts payable and accrued expenses                                -
  Commercial paper                                                     -
  Dividends payable                                                    -
  Taxes accrued                                                        -
  Customer deposits                                                    -
  Interest accrued                                                     -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Deferred Credits and Other Liabilities
  Regulatory liabilities
       Miscellaneous liabilities                                       -
       Removal costs recovered                                         -
  Deferred income tax                                                  -
  Postretirement benefits and other reserves                           -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Capitalization
  Common stock                                                     7,957
  Retained earnings                                                    -
  Other comprehensive income                                           -
  Treasury stock purchased                                             -
                                         --------------------------------
       Total common equity                                         7,957
  Preferred stock                                                      -
  Long-term debt                                                       -
                                         --------------------------------
Total Capitalization                                               7,957
                                         --------------------------------
Minority Interest in Subsidiary Company                                -
                                         --------------------------------
Total Liabilities and Capitalization                               7,957
                                         ================================

                          KeySpan
------------------------------------------------------------------------------
                  Millenium Pipeline LLC
------------------------------------------------------------------------------
                    STATEMENT OF INCOME
                                                             Quarter ended
                                                          --------------------
(In Thousands of Dollars, Except Per Share Amounts)           March 2005
------------------------------------------------------------------------------
Revenues
                                                          --------------------
Total Revenues                                                            $ -
                                                          --------------------
Operating Expenses
     Purchased gas for resale                                               -
     Fuel and purchased power                                               -
     Operations and maintenance                                             -
     Depreciation, depletion and amortization                               -
     Operating taxes                                                        -
     Impairment charges                                                     -
                                                          --------------------
Total Operating Expenses                                                    -
                                                          --------------------
Income from equity investments                                              -
                                                          --------------------
Operating Income                                                            -
                                                          --------------------
Other Income and (Deductions)
     Minority interest                                                      -
     Other                                                                  -
                                                          --------------------
Total Other Income and (Deductions)                                         -
                                                          --------------------
Income Taxes
     Current                                                                -
     Deferred                                                               -
                                                          --------------------
Total Income Taxes                                                          -
                                                          --------------------

Net Income                                                                $ -
                                                          ====================

                               KEYSPAN CORPORATION

                              Certificate of Filing
                              ---------------------

     The undersigned, Erik P. Weingold, hereby certifies that he is Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:


     A copy of the Company's report on Form U-9C-3 for the quarter ended March 31, 2005 has been submitted to the following interested state commissions:

                   New York Public Service Commission
                   State of New York
                   Three Empire State Plaza
                   Albany, New York 12223

                   Massachusetts Department of Telecommunications and Energy One South Station
                   Boston, Massachusetts 02110

                   New Hampshire Public Utilities Commission
                   8 Old Suncook Road
                   Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 27th day of May, 2005.



                                                  /s/Erik P. Weingold
                                                  --------------------------
                                                  Erik P. Weingold
                                                  Counsel
                                                  Office of the General Counsel